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MAY 04, 2023 / 1:00PM, XYL.N - Q1 2023 Xylem Inc. Earnings Call

C O R P O R A T E  P A R T I C I P A N T S

Andrea van der Berg

Matthew Francis Pine Xylem Inc. - COO

Patrick K. Decker Xylem Inc. - President, CEO & Director

Sandra E. Rowland Xylem Inc. - Senior VP & CFO

C O N F E R E N C E  C A L L  P A R T I C I P A N T S

Andrew Alec Kaplowitz Citigroup Inc., Research Division - MD and U.S. Industrial Sector Head

Deane Michael Dray RBC Capital Markets, Research Division - MD of Multi-Industry & Electrical Equipment & Analyst

Joseph Craig Giordano TD Cowen, Research Division - MD & Senior Analyst

Michael Patrick Halloran Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research & Senior Research Analyst Nathan Hardie Jones Stifel, Nicolaus & Company, Incorporated, Research Division - Analyst

Scott Reed Davis Melius Research LLC - Founding Partner, Chairman, CEO & Research Analyst of Multi-Industry Research

P R E S E N T A T I O N

Operator

Welcome to the Xylem First Quarter 2023 Earnings Conference Call. (Operator Instructions) I would now like to turn the call over to Andrea van der Berg, Vice President of Investor Relations. Please go ahead.

Andrea van der Berg

Thank you, operator. Good morning, everyone, and welcome to Xylem’s First Quarter 2023 Earnings Call. With me today are Chief Executive Officer, Patrick Decker; Chief Financial Officer, Sandy Rowland, and Chief Operating Officer, Matthew Pine. They will provide their perspective on Xylem’s first quarter 2023 results and discuss the second quarter and full year outlook.

Following our prepared remarks, we will address questions related to the information covered on the call. I’ll ask that you please keep to one question and a follow-up and then return to the queue.

As a reminder, this call and our webcast are accompanied by a slide presentation available in the Investors section of our website, www.xylem.com. A replay of today’s call will be available until midnight, May 11. Please note the replay number +1 (800) 925-9354 or +1 (402) 220-5384. Additionally, the call will be available for playback via the Investors section of our website under the heading Investor Events. Please turn to Slide 2.

We will make some forward-looking statements on today’s call, including references to future events or developments that we anticipate will or may occur in the future. These statements are subject to future risks and uncertainties, such as those factors described in Xylem’s most recent annual report on Form 10-K and subsequent reports filed with the SEC.

Please note that the company undertakes no obligation to update any forward-looking statements publicly to reflect subsequent events or circumstances, and actual events or results could differ materially from those anticipated.

Please turn to Slide 3. We have provided you with a summary of our key performance metrics, including both GAAP and non-GAAP metrics. For purposes of today’s call, all references will be on an organic and/or adjusted basis, unless otherwise indicated. Now GAAP financials have been reconciled for you and are included in the Appendix section of the presentation. Now please turn to Slide 4, and I will turn the call over to our CEO, Patrick Decker.

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MAY 04, 2023 / 1:00PM, XYL.N - Q1 2023 Xylem Inc. Earnings Call

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Thanks, Andrea, and good morning, everyone. As we indicated in our press release this morning, the team delivered very strong operational performance in the first quarter, exceeding our expectations on revenue, margin and earnings per share.

Revenue grew 17% and earnings per share was up 53%, and we delivered significant EBITDA margin expansion driven by volume growth on modest supply chain improvements, productivity and operating efficiency as well as a healthy price/cost mix.

We saw backlog growth of 8% alongside double-digit organic revenue growth in utilities, industrial and commercial. And growth across all regions, most notably the U.S., Western Europe and key emerging markets such as Africa, Latin America and China. The team came into the year with good momentum and is capitalized on supply chain improvements and our competitive position to secure customer advantages and convert our backlog. The results reflect resilient underlying demand as evidenced by sequential orders growth in each segment, our very healthy $3.7 billion backlog and a book-to-bill ratio greater than 1 in each segment.

Given the team’s operating discipline, the continued demand for our solutions and the intensifying long-term secular trends in water, we are confident about our momentum and growth outlook.

So based on that, we’re raising our full year organic revenue guidance to high single digits from mid-single digits and we’re raising our EPS guide. Of course, we’ll continue to monitor demand trends given some macro uncertainty in the broader economy, especially for the second half of the year but we remain confident in our position for the remainder of the year and beyond.

Alongside this quarter’s performance, we’ve also made great progress towards the combination of Xylem and Evoqua. Integration planning is well advanced and all necessary approval processes are moving ahead as planned. We continue to expect the transaction to close by midyear. We’ll give more color on the Evoqua culmination in a moment as well as more detail on our outlook, end markets and regions. But first, let me now hand it over to Sandy to review the quarter’s results.

Sandra E. Rowland - Xylem Inc. - Senior VP & CFO

Thanks, Patrick. Please turn to Slide 5, and I’ll cover our first quarter results. As Patrick highlighted, the team built on our momentum coming into 2023 with another healthy quarter of growth and margin expansion. Revenue grew 17% year-over-year, led by double-digit growth in the U.S. and Western Europe and high single-digit growth in emerging markets. In a moment, we’ll look at detailed performance by segment, but in short, each segment grew double digits and exceeded our expectations.

Utilities, our largest end market, was up 23% with strength in the U.S. driven by continued chip supply improvements in M&CS as well as price and robust OpEx demand in Water Infrastructure.

Industrial, which is approximately 35% of revenues grew 13% with strong price realization and solid demand across all regions, particularly in Western Europe.

Commercial, which is approximately 10% of our revenues, was up 16%, mainly due to continued backlog execution in the U.S.

And Residential, our smallest end market, with approximately 5% of revenues, was modestly down. Orders performance overall was better than expected and underlying demand remains resilient.

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MAY 04, 2023 / 1:00PM, XYL.N - Q1 2023 Xylem Inc. Earnings Call

M&CS was down 17% due to unusually high orders growth of 25% last year as a function of supply chain lead times. Water Infrastructure orders were up 1% and AWS was down 1%. EBITDA margin was 16.3%, up 210 basis points from the prior year on higher volumes and favorable price cost dynamics. Our EPS in the quarter was $0.72, up 53% year-over-year. Please turn to Slide 6, and I’ll review the quarter’s performance by segment in a bit more detail.

M&CS revenue was up 32%, driven by better-than-expected recovery in chip supply. We saw double-digit growth, not only in metrology, but across our M&CS businesses, including test and measurement and pipeline assessment services. There was strong performance across all regions led by U.S. growth of over 40%. As mentioned, M&CS orders were down in the quarter, but up sequentially.

Demand for our AMI offerings remains healthy and our $2.1 billion backlog in M&CS is up 8% versus the prior year. EBITDA margin for the segment was up 690 basis points versus the prior year on strong incrementals. Robust volume conversion, price realization and productivity drove the expansion, more than offsetting inflation and unfavorable mix. And now let’s turn to Slide 7, and I’ll cover our Water Infrastructure business.

Water Infrastructure revenues were up 15% versus our guide of high single digits due to better price realization globally and stronger-than-expected demand in emerging markets. Growth exceeded our expectations across the portfolio with revenues up double digits in all regions and end markets. Geographically, the U.S. was up 22%, with strong price realization on utilities, OpEx demand and backlog execution. Western Europe grew 10% with robust demand in utilities and industrial. Emerging markets was also up low double digits, driven by strong OpEx demand in Latin America, Africa and China.

Orders in the quarter were up sequentially and up 1% year-over-year versus double-digit growth last year. EBITDA margin for the segment was down 80 basis points, primarily due to unfavorable mix and strategic investments in digital and solutions selling, partially offset by favorable price cost dynamics. And please turn to Slide 8 for an overview of AWS.

Applied Water revenues grew 10% on strong price realization and improved supply chain. Geographically, Western Europe was up 17% due to backlog execution and healthy industrial and commercial demand. The U.S. was up 10%, driven by backlog execution and strong price realization, particularly in the commercial market. Emerging Markets was down low single digits, primarily due to lapping double-digit growth last year in the Middle East and Eastern Europe. And while orders were down 1% in the quarter, they were stronger than expected and notably, book-to-bill was greater than 1.

Segment EBITDA margin was up 480 basis points in the quarter, driven by continued strong price realization and productivity, more than offsetting inflation. And now let’s turn to Slide 9 for an overview of cash flows and the company’s financial position.

Our financial position remains robust as we exit the quarter with over $800 million in cash and available liquidity of $1.8 billion. Net debt-to-EBITDA leverage is 1x. Due to seasonality, free cash flow was negative in the quarter, but came in better than expected. While supply chain challenges are not yet behind us, we’ve made significant progress on working capital and we remain confident in our full year guidance of 100% conversion. Please turn to Slide 10, and I’ll hand it back to Patrick.

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Thanks, Sandy. Although it’s still early in the year, we look forward with the confidence. We have strong momentum coming out of the first quarter, thanks to the team’s continued operating discipline and resilient market demand. We’ll be even better positioned for growth as we combine Xylem’s market-leading portfolio with Evoqua’s capabilities and presence in very attractive industrial end markets. And global trends are continuing to drive increasing investment in addressing critical water challenges, we’re reinforcing the foundation of our long-term strategy.

While we’ve been ensuring our team remains focused on meeting customer needs, winning in the marketplace and delivering on operational execution, we’ve also been preparing for our upcoming combination with Evoqua, which positions us even more favorably for the next phase of Xylem’s growth.

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MAY 04, 2023 / 1:00PM, XYL.N - Q1 2023 Xylem Inc. Earnings Call

As water risk rise in global importance, the combination of these 2 companies creates a transformative platform for solving customers’ and communities’ most critical water challenges at scale. As we said in January, the deal economics prove out on cost synergies alone. But more importantly, the combined company is positioned for very attractive growth, increasing recurring and resilient revenues and significant margin expansion opportunities in addition to the foundational cost synergies.

On top of this, the combination is supported by a robust financial position and an even stronger balance sheet which preserves our optionality for the future. Since our January announcement of the transaction, an integration planning team comprising of senior staff from both companies has been working to set the company up for success. The integration is rooted in 4 simple principles: first, avoid distraction and deliver our 2023 plans; second, deliver on committed revenue and cost synergies; third, retain, motivate and develop key talent from each company; and lastly, bring the best of both cultures to the combined company.

As we advance in the integration process, our confidence and excitement about the synergy potential of the combination continues to grow. And I’m sure many of you have seen Evoqua’s second quarter results announced just 2 days ago. Based on their earnings release, it’s clear both Xylem and Evoqua have strong momentum. We’re remaining focused on serving our customers and delivering on our respective plans for the year.

In addition to a solid quarter and confident outlook for the year, we also continue to see evidence of the intensifying secular trends at the foundation of our strategy. In March, the United Nations held its first water conference in over 40 years. It’s one of many indicators of the global shift in attention to water and the focus on water’s role in sustainable development. Xylem’s delegation engaged with government leaders and development agencies from around the world, particularly on the role of technology and innovation and improving water security.

Despite the different worlds of the private sector, government and NGOs often inhabit, sustainability is a powerful common language. For example, there was considerable discussion at the conference about water management and greenhouse gas emissions as water management drives roughly 10% of emissions globally. It’s a particular focus in our work with customers, helping them reduce their emissions. And as you’ll see in our 2022 sustainability report to be released this month, we’ve enabled customers to significantly reduce their CO2 footprint, achieving that specific Xylem 2025 sustainability goal well ahead of plan. That’s a meaningful step, but there’s a long way to go in decarbonizing the water sector more broadly.

Fortunately, we are in the privileged position of helping customers achieve their net zero carbon goals by deploying more efficient technologies that reduce emissions and their operating costs, ultimately making water more affordable for our communities. That is work that we’re both purpose-driven and commercially motivated to do.

Our sustainability report also details the progress we’ve made across the full suite of our 2025 sustainability goals. And I invite each and every one of you to give it your full attention when it’s released in the coming days. Now with that, I’ll turn it over to Matthew to provide a view on our end market outlook.

Matthew Francis Pine - Xylem Inc. - COO

Thank you, Patrick. Before I dive into the end market outlook, I want to congratulate the team on a great quarter. We exceeded our expectations across the board and made great progress on productivity initiatives, leading to healthy margin expansion. Overall, we are well positioned to continue building on this momentum through the rest of the year.

Looking ahead, we have taken a balanced approach in our outlook given the dynamics of the macroeconomic environment. Our backlogs are strong and underlying demand in our largest end markets continues to be resilient, providing confidence to raise our 2023 guide. That said, we are closely monitoring leading indicators in some of our more cyclical businesses, particularly in developed markets. We expect continued steady demand in emerging markets and are optimistic about a gradual recovery in China through the rest of the year.

Utilities, which makes up the largest end market continues to be healthy, and we now expect growth in low teens in 2023, up from high single digits. On the wastewater side, we expect high single-digit growth up from mid-single-digit growth. We expect OpEx strength in developed markets as well as continued CapEx spend in emerging markets will result in steady global demand.

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MAY 04, 2023 / 1:00PM, XYL.N - Q1 2023 Xylem Inc. Earnings Call

On the clean water side, we anticipate growth of high teens up from low teens. This increase in our outlook is driven by continued robust demand for our AMI solutions and earlier improvements in chip supply through 2023 as seen in quarter 1, allowing for backlog execution.

We continue to foresee healthy momentum in our test and measurement and our pipeline assessment service businesses due to increasing focus on infrastructure and climate challenges. We are also seeing early benefits from the unification of our commercial team in the Americas. The team has made great progress in solution selling to our utility customers, bringing the best of Xylem’s offerings to bear solving our customers’ highest value challenges.

Looking at the industrial end market, we expect to grow mid-single digits on steady demand for solutions globally. While U.S. industrial production estimates point to potential softening in the back half of 2023, we expect that to be offset by growth in emerging markets and were supported by our backlog. In addition, our dewatering business continues to see strong demand from mining in emerging markets, particularly in Latin America and is benefiting from strategic investments we’ve made in our fleet.

Moving on to commercial. Given Q1 outperformance, we now expect mid-single-digit growth, up from low single digits. We anticipate continued growth driven by solid replacement business and backlog execution, partially offset by new construction. We would expect the moderation to emerge in the second half results and are monitoring the ABI institutional index and other indicators closely.

In residential, our smallest end market, we continue to expect a low single-digit decline due to normalizing demand in the U.S., partially offset by continued resilience in emerging markets. Overall, we feel confident about the resiliency of demand given our backlog and healthy orders momentum. Now I’ll turn it over to Sandy to walk you through our updated guidance.

Sandra E. Rowland - Xylem Inc. - Senior VP & CFO

Thank you, Matthew. Turning to Slide 12. As a reminder, our guidance is on a stand-alone basis and excludes the combination with Evoqua. As Patrick mentioned, we are increasing our full year guidance for organic revenue growth and adjusted EPS. We are raising our full year organic revenue growth to 8% to 9%, up from 4% to 6%. This increase is driven primarily by stronger price realization and earlier-than-expected supply chain improvements in the year.

In addition, we are lifting our full year adjusted EPS guidance to $3.15 to $3.35, up from $3 to $3.25. The revised guidance breaks down by segment as follows: high teens growth in M&CS versus previous guidance of low teens, high single-digit growth in Water Infrastructure, up from mid-single-digit growth with solid growth in both wastewater utilities and industrial and mid-single-digit growth in Applied Water, up from low single digits with growth in industrial and commercial, partially offset by residential.

For 2023, our EBITDA guidance is 17.5% to 18%. And as mentioned, this yields an adjusted EPS range of $3.15 to $3.35. We still expect free cash flow conversion to be 100% of net income. And we’ve also provided you with a number of other full year assumptions on the slide to supplement your model.

And now drilling down on the second quarter, we anticipate total company revenues will be in the range of 10% to 11% organic growth. By segment, we expect high teens growth for M&CS and high single-digit growth in both Water Infrastructure and Applied Water. We expect second quarter EBITDA margin to be in the range of 17.5% to 18%, which represents over 100 basis points of improvement versus the prior year, driven by higher volumes and continued price realization and productivity gains. And with that, turn to Slide 13, and I’ll turn the call back over to Patrick for closing comments.

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Thanks, Sandy. I’m very proud of the team’s performance demonstrating continuing dedication to serving our customers and communities and delivering very strong results. Looking ahead, we’re focused on continuing that momentum while also executing a successful integration of Evoqua once the deal closes. We look forward to updating you on that combination in our next earnings call when I anticipate we will be presenting the performance, outlook and opportunity of our combined company. Now operator, I’ll turn the call back over to you for questions.

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MAY 04, 2023 / 1:00PM, XYL.N - Q1 2023 Xylem Inc. Earnings Call

Q U E S T I O N S  A N D  A N S W E R S

Operator

(Operator Instructions) Our first question will come from Deane Dray with RBC Capital Markets.

Deane Michael Dray - RBC Capital Markets, Research Division - MD of Multi-Industry & Electrical Equipment & Analyst

These are impressive numbers on organic revenue growth and the margins, especially total company margins but that takes me to the first question on Water Infrastructure. And I know this is seasonally the lowest margin for that segment. But you called out 3 factors: mix, timing of projects, and some investments like in digital. And just hoping if you could size these and maybe give some additional color.

Sandra E. Rowland - Xylem Inc. - Senior VP & CFO

Yes, Deane, great question. I think you highlighted some really important points. First of all, Q1 is typically our lowest margin quarter for our Water Infrastructure business. On an EBITDA basis, we were down about 80 bps this quarter. It’s really essentially all in gross profit, and it really comes down to 2 or 3 items. One, just product mix, a little bit of geographic mix. And we had some larger scale projects this quarter that typically carries modestly lower margins. And then we have been continuing to make some investments in this segment. It talks to the -- our optimism about its long-term prospects. And those investments have been really focused on increasing our digital selling and solution selling capabilities, and we’re seeing proof of that investment come through in our orders momentum and growth.

And I think, Deane, when you look forward to the rest of the year, we think that Water Infrastructure margins are going to rebound in Q2 and the rest of the year, in line with our typical seasonality.

Deane Michael Dray - RBC Capital Markets, Research Division - MD of Multi-Industry & Electrical Equipment & Analyst

All right. That was exactly what I was looking for.

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Deane, I just offer -- hey Deane I would just offer a -- this is Patrick, that margin improvement is also supported by what we have in backlog. So these orders that are being won based on these investments support that continued improvement in margins.

Deane Michael Dray - RBC Capital Markets, Research Division - MD of Multi-Industry & Electrical Equipment & Analyst

That’s great. And that kind of takes me to the next question on M&CS and the chip supply. And Patrick, I remember when the spur surface, and it was everywhere that everyone was getting these chip supply shortages and it just accentuate the point that Xylem is from a smart water standpoint, so dependent on semiconductors. But at the time when it was most uncertain, you all said it would be a gradual expectations for a gradual improvement in the supply, and that’s exactly how it’s been playing out. So where you stand today, how does the backlog look in terms of like past due of MC&S chips and is just -- should we expect this consistent kind of gradual improvement for the balance of the year?

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MAY 04, 2023 / 1:00PM, XYL.N - Q1 2023 Xylem Inc. Earnings Call

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Sure. Thanks for the question, Deane. I’ll hand it over to Matthew to give more color on it.

Matthew Francis Pine - Xylem Inc. - COO

Yes, we had, for sure, better-than-expected results in Q1 in metrology. The chip supply continues to be lumpy, but it is continuing to move at a steady incremental pace to your point. Our backlog continues to be 30% past due. That was last quarter as well because of the continued orders momentum that we’ve seen in this business up 8% in metrology, in M&CS. And so we’re going to continue to expect modest improvement, and we’re still managing the variation in supply.

And the one thing I would point out, as a lot of you probably remember, is the book-to-bill for automotive and industrial chips is still plus 1. So we’re still kind of working through this problem where on the consumer side, you’re seeing a little bit more relief. So we’re just going to be steady as it goes over the coming quarters, and we’ll see those modest improvements. And with those modest improvements, we’ve taken up our guide from low teens to high teens for 2023 for M&CS.

Patrick K. Decker - Xylem Inc. - President, CEO & Director

And I would just offer that as well that, one, we’ve continued to hold on to all of our deals in backlog. There have been no cancellations. And so that’s continued to be a good sign as we deliver -- as we say we’re going to deliver. And then certainly, two, as Matthew pointed out, continue to see really strong demand and market wins despite the chip supply challenges. So I think the confidence has grown over the course of the past year more.

Operator

Our next question will come from Nathan Jones with Stifel.

Nathan Hardie Jones - Stifel, Nicolaus & Company, Incorporated, Research Division - Analyst

I’m going to follow up on the M&CS guidance, chip supply, et cetera, et cetera. I mean, the guidance going from mid-teens to high teens pretty much just considers the outperformance in the first quarter. If you model it out, the dollars of revenue each quarter doesn’t really change for the remaining 3 quarters. I know you guys have talked about better chip supply, you have product redesigns to use more available chips that come in the back half. Is there still a little bit of maybe overly conservative approach to the guidance for M&CS, just given the improvements that you’re seeing plus these product redesigns that start coming out, I think, probably in the third quarter?

Sandra E. Rowland - Xylem Inc. - Senior VP & CFO

Yes, Nate, let me give that a shot. First of all, we’re really pleased with what we saw from a delivery perspective in Q1, and we’ve got out of the gate with a fast start this year. When we look at the next quarter for M&CS, we actually think it looks very similar to what we experienced in Q1. So good strong business in metrology, but also the other businesses that we have in analytics and assessment services, when it all comes together, Q1 and Q2 look pretty similar. And then when we look at the back half of the year, we’ve got embedded in our guide a modest ramp up in the back half. And we’ve got to continue to monitor the chip supply situation. It is not perfect operationally yet.

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MAY 04, 2023 / 1:00PM, XYL.N - Q1 2023 Xylem Inc. Earnings Call

Matthew Francis Pine - Xylem Inc. - COO

Yes. I would just add. We’re just -- we’re trying to be prudent with the guide to Sandy’s point in the back half, we still don’t have good visibility. We do -- I call it the daily miracle. We’re managing decommits and push outs and come in of chips, and we’re just trying to manage the guide and be prudent in the second half.

Nathan Hardie Jones - Stifel, Nicolaus & Company, Incorporated, Research Division - Analyst

Okay. That makes sense. Maybe just following up on the 30% of backlog that’s past due, I anticipate that at some point here, the chip supply is going to get significantly better, and you could probably manufacture more than your customers are going to be ready to take with the backlog likely -- sorry, bottleneck likely becoming utility labor to go and install these things. How do you think about the progression of that 30% past due working that down to whatever a normal level of past due is and actually burning some of this backlog down ‘24 or ‘25 as we go along.

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Yes. We’ll progressively work the backlog down as the chips became to be more fluid. The bottleneck is not going to be -- well, the bottleneck now is chip supply, but the next bottleneck will not be our capacity, to your point, it’s going to be really working with our customers to make sure they have the deployment capacity. And that’s something we’re planning on right now and getting ahead and looking out and projecting with our customers through really the end of 2024 in lining up that capacity for deployment. So we’re locked up with our customers to make sure that we’ve got that set up as the chip supply continues to improve, that the deployment capacity does not become a throttle and a bottleneck as we move through the end of the -- through 2023 and through 2024.

I would offer up, Nate, as well. As you probably know, Nate, the nature of these deployments at a utility level, these are years in the development and the approval process. And the main concern on the part of utilities is that once they begin to get chip supply, but there’s a steady installation progress for them so that there’s no concerns by regulators as to whether or not an approved deal was actually ever going to happen. So as long as they’re showing steady improvement and deployment, the labor issue will not be a major bottleneck in terms of a major slowdown. And so there’ll be a good steady progression.

Operator

Our next question will come from Joe Giordano with TD Cowen.

Joseph Craig Giordano - TD Cowen, Research Division - MD & Senior Analyst

So I guess going through this earnings season, we’ve heard a lot of companies start talking about changing in customer buying patterns a little bit and maybe April trends being worse than what the average of the first quarter was. So just curious if you have anything to say there. I’m probably talking more on like the industrial side than on the utility side there.

Sandra E. Rowland - Xylem Inc. - Senior VP & CFO

Yes. I mean, Joe, we saw nothing surprising coming out of our April results. Obviously, we’re in the process of closing the books there for that month, but nothing has jumped out to be out of the ordinary order change from what we saw in Q1.

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MAY 04, 2023 / 1:00PM, XYL.N - Q1 2023 Xylem Inc. Earnings Call

Patrick K. Decker - Xylem Inc. - President, CEO & Director

And Joe, I think it’s also safe to say that one of the things that we track, not only in industrial but across the entire portfolio is our bidding pipeline and that bidding pipeline continues to be very healthy and growing consistently. So another good indicator. Matthew, you can probably talk to our channel partners and what you’re hearing there in terms of the health of their inventory levels.

Matthew Francis Pine - Xylem Inc. - COO

So from a channel inventory point of view, we do have really good visibility because we have strong relationship with our channel partners. And overall, I’d say levels are healthy, and they’re not sitting on excess inventory. On the industrial front, there’s not a lot of inventory that’s configured to order, engineer to order, but we have seen good demand in that area, specifically in emerging markets in the first quarter was really strong and resilient in industrial. Utilities, specifically in wastewater OpEx, that’s been really healthy and been really resilient through the past 18 months given our vertical integration in that segment.

On the commercial front, we’re still not back to 2019 levels given the continued supply challenges and constraints that we feel in the commercial part of our business. And then lastly, which is resi is the smallest portion of our business. It’s well stock, and we’re seeing a little bit of moderation there.

Joseph Craig Giordano - TD Cowen, Research Division - MD & Senior Analyst

Fair enough. And then Patrick, on Evoqua, I know you can’t say a whole lot, but is there anything you can -- any updates at all on timing or like what’s been -- what are you currently waiting on? And then what are you -- what can you say about what you’ve done internally like to kind of prepare for this coming in? I know you’re not just sitting around waiting for approval. So what -- can you maybe give us a little insight what -- how you’re getting the organization prep for this?

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Sure. Yes. No, thanks, Joe. So just on the transaction itself, as I said in our comments, I mean, really pleased with the progress. I’m proud of the team. I mean there’s a ton of work that goes into this from both companies while people doing their day jobs. So a lot of great progress there. There were several countries, obviously, beyond the U.S. that required approval. We’ve achieved clearance in all of those countries. The only remaining country is China. In China, our filing has been accepted for what we call the short-form review, which typically takes no more than 30 days. And we’re moving well through that and don’t expect any issues there. And so we’ve got our shareholder vote coming up on May 11, both set of shareholders. So we will get through that next week. And again, for all those reasons, we continue to expect to close this by midyear. So that’s on the transaction closure.

You’re right. We’ve got a dedicated integration planning team. I’ve spent a considerable amount of time with Ron Keating, their CEO and his leadership team. Matthew has spent considerable amount of time with them as well. We’ve had many, many integration planning meetings. And on the cost side, clear line of sight to what we committed to before, that being $140 million in 3 years and very simple, straightforward areas. I didn’t say simple is easy, but they’re simple. We’re not going after rabbits here. We’re going after big items and deliver those as quickly as possible.

And again, what we’ve always been most excited about is the growth synergy. And so looking there, you’re right, they’re -- we are somewhat limited on how much detail we can get into until we have final regulatory approvals from a competitive standpoint. But as the teams have worked together, we’re even more excited about the top line growth synergies that are out there. As we’ve mentioned before, we’re most excited about the opportunity to deepen our penetration within utilities of the combined portfolio to expand both their international -- their integrated services and solutions business on the industrial side internationally, but also a number of their treatment products that we can take through our channels internationally.

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MAY 04, 2023 / 1:00PM, XYL.N - Q1 2023 Xylem Inc. Earnings Call

We both have efforts going on around digital services and solutions and opportunities to leverage our combined platform there to serve needs for different customer sets around the world. And then there’s going to be opportunity in synergy in the areas of R&D and innovation as well as some of our portfolio enhancements in that area.

Obviously, Joe, as you know, some of these synergies are going to materialize sooner than later. And we’ll be in a position that once we get the transaction closed and an upcoming call to give you more clarity on that in terms of how we’re thinking about enhanced growth rates of the new company.

Operator

Our next question will come from Mike Halloran with Baird.

Michael Patrick Halloran - Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research & Senior Research Analyst

So following up a little bit on, I think, Nate’s first question, so you think about the -- you’ve seen some steady deployments here, the -- well, you’re expecting steady deployments here on the M&CS side over the next period of time here, call it a couple of years, which should give you some pretty good visibility. Does it sound like the lag in deployments and delays and deployments have impacted call it, that order cadence. It seems like the bottom was back half of the year and first quarter saw some nice sequential improvement on that side. I guess I’d like to understand a little bit about what that backfill looks like, what the conversations are looking like from a pipeline perspective on that side? And how you think about the visibility here over the next period of time when you put those 2 together? The deployment piece and then how that pipeline and thought process with the customers is going?

Matthew Francis Pine - Xylem Inc. - COO

Yes. Mike, it’s Matthew. We feel really bullish on it. You can see our orders growth in Q1 was 8%. Maybe just take a step back and look at AMI adoption in total for the U.S., it’s only around 30% today. And there’s a very strong value proposition for this offering for our utility partners to make them more productive and more efficient in their business. And that’s something -- coming through the pandemic, they’ve really gotten laser-focused on. And I would say even with [digital] in general, have really latched on to and started to ramp up their capabilities. So we’re very bullish over the long term that will be more and more adoption. We’re still kind of in the early innings, kind of 30% in and then when you take a step back and look around the globe, other parts of the world are a decade behind the U.S. in adoption of AMI network.

So as we not only work the U.S. marketplace in the U.K., which is also very similar to the U.S., we’re now starting to focus on the international front and how we can improve our opportunities there funding for non-revenue water and smart metering really picks up to some of the subsidies that are coming out in Europe.

Patrick K. Decker - Xylem Inc. - President, CEO & Director

And Mike, it would be worth -- Matthew, maybe if you want to give an update. We haven’t talked about the Idrica partnership that we announced last earnings call because that really speaks also to what utilities are doing around the digital side and what we’re seeing there in terms of early wins.

Matthew Francis Pine - Xylem Inc. - COO

Yes. Just to reframe it just for folks that were not on the last call, it’s an exclusive commercial partnership worldwide. It is a SaaS business model. Idrica is headquartered in Valencia, Spain. They’re a leader in what we call data management and analytics. And as we’re out talking to a lot of our utility customers, the biggest pain point we hear from these partners is they need to have a singular platform to integrate all of their applications and data. They have multiple applications, passwords, login, siloed information and this really gives us the platform much like a smartphone, like an

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MAY 04, 2023 / 1:00PM, XYL.N - Q1 2023 Xylem Inc. Earnings Call

iOS platform to be able to integrate all these disparate systems. It’s a proven platform. It’s been deployed at over 300-plus utilities. What I’d like to say a lot is built by a utility operator for utilities. They actually understand the utility workflows, which is really important, coupled with our application knowledge that we have as an OEM.

Our teams are building strong commercial momentum. Sandy talked about the investments that we’re making around the globe, especially in Europe, on digital investments and solution selling to deploy this platform. And we built a significant funnel over the past 3 months, and it’s really also to enable us to pull through a significant amount of Xylem content. And I would say on the next call, we’ll be in a much better position to kind of get into some detail on that as it matures over the next 90 days.

Michael Patrick Halloran - Robert W. Baird & Co. Incorporated, Research Division - Associate Director of Research & Senior Research Analyst

And then maybe a similar conversation, obviously, you don’t have the deployment component necessarily with the core utility pieces within your infrastructure business, but maybe a similar conversation about bidding pipeline, thoughts, domestic versus international and the ability to maintain the momentum on the pump and the treatment side there?

Matthew Francis Pine - Xylem Inc. - COO

Yes. So I’d say, in Water Infrastructure, the utility business, obviously, the OpEx is very strong around the world. We haven’t seen a really slow down in CapEx either. If you think about Europe specifically, they’re will wedded to making sure they spend their CapEx. And although I’m not going to get in -- go down the rabbit hole of the infrastructure bill, but over time, that will start to drip out and start to really provide long-term support and demand in the utility space with Water Infrastructure, both in the U.S. and around the world. There’s other programs like the European Recovery and Resiliency Act, you’ve got the AMP cycle in the U.K. And all these are coming online in the next -- anywhere from 6 to 12 to 18 months to really buoy and lift the demand signal for that sector.

Patrick K. Decker - Xylem Inc. - President, CEO & Director

And Mike, a couple of other proof points. So the -- we look very much at the treatment bidding pipeline because that’s a leading indicator for the health of the wastewater side of the utilities and that bidding pipeline continues to grow off of record levels to our backlog in Water Infrastructure itself, was up 14% in the quarter. So really indicating strong health there in that part of the business.

Operator

Our next question will come from Scott Davis with Melius Research.

Scott Reed Davis - Melius Research LLC - Founding Partner, Chairman, CEO & Research Analyst of Multi-Industry Research

I was just kind of curious on how you guys think about the kind of long-term growth algorithm of industrial versus industrial production indicators and kind of when I think about the ebbs and flows, there’s so much of the installed base that’s probably inefficient at this point could be pulled out. And there’s all these new projects, mega projects that we talk a lot about, including some pretty high intensity stuff like semi fabs, I would imagine you guys have a lot of content on. So is there any way to kind of quantify or think about growing 2x IP or 3x or 1.5x. I’m just kind of curious how you guys think about internal.

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Yes, Scott, great question. So I’ll put a caveat upfront and say, once we close the transaction with Evoqua, we’ll be able to talk much more around how we view their growth outlook and the growth outlook of the combined company both stand-alone but also through the revenue synergies

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MAY 04, 2023 / 1:00PM, XYL.N - Q1 2023 Xylem Inc. Earnings Call

that we’re targeting. But as we just look at our respective participation in the industrial piece of the business, I would say for Xylem because of the nature of what we currently sell into the industrial base tends to be more of a GDP kind of business. We’re selling into the periphery of manufacturing facilities. And so as long as the facilities are up and running, they’re burning through various types of pumps that we sell replacement into. It’s a good business, good steady, but it’s going to typically be in that low single digit, sometimes mid-single-digit kind of growth.

When you look at what Evoqua does, they’re providing very different water management services into the so-called industrial users of water. And what drives the growth there, which historically has been in that kind of at least mid-single digit, if not even higher than that, depending upon where they are in the cycle is -- and this is where we do believe it will outpace broader GDP growth, is because of the increased demands coming in to those users around: one, making sure they have access to sustainable water supply to keep their operations up and running. The value of water to them is not the price they pay per gallon or liter. They don’t -- it’s not a big number for them. The value order to them is when they don’t have it and they’re operating in water-stressed areas and they have production stoppage and it’s lost revenue and margin.

The second is the increased regulatory pressure on them to manage their discharge of wastewater. And so fines, penalties, but also reputational concerns they have and making sure they’re seen as responsible citizens in the community. So those are the pressures that we see are really driving the demand right now in that part of what we call the industrial sector of water, and we see that continuing.

Scott Reed Davis - Melius Research LLC - Founding Partner, Chairman, CEO & Research Analyst of Multi-Industry Research

That’s super helpful, Patrick. Am I correct to assume that a semiconductor fab is going to have a pretty large TAM for you guys?

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Yes. That is correct.

Operator

Our next question will come from Andy Kaplowitz with Citigroup.

Andrew Alec Kaplowitz - Citigroup Inc., Research Division - MD and U.S. Industrial Sector Head

Probably for Matthew, I know you’ve been working on a number of initiatives to enhance Xylem’s productivity. Obviously, Xylem raised revenue guidance nicely for ‘23. I think you kept your margins. So maybe just more color to the progress you’re making and what would you see going forward there?

Matthew Francis Pine - Xylem Inc. - COO

Yes. I mean I’ll start this off and then maybe turn it over to Sandy to kind of wrap this up. But we see really good momentum in driving productivity, Andy in the business. There are several different areas that we’re addressing in doing that, whether it’s across simplifying our portfolio, reducing SKUs, making our factories more efficient, in what we build and really moving the long tail out. In terms of footprint, I mean, continued factory rationalization is, obviously, another point that we’re looking at.

Also within our M&CS business as we continue to move that business forward, getting after productivity there has been a focus area of ours, it’s been kind of 2.5% of spend, and we need to get that up around 3.5%, 4%, 4.5%, which is kind of typical of the other 2 segments. So that’s another big focus area as well. And also within M&CS too, if you kind of unpack the backlog, the shift to water, the water mix will pick up over time and provide some nice drop-through in high-calorie margin. So it’s a combination of things that we’re looking at holistically across the business to make sure, over time, we continue to build sequential momentum in the margin line.

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MAY 04, 2023 / 1:00PM, XYL.N - Q1 2023 Xylem Inc. Earnings Call

Sandra E. Rowland - Xylem Inc. - Senior VP & CFO

Yes. What I’d add on top of that, Andy, is obviously, we’re very focused on margin expansion and are the goals we set for our organization for 2023 contemplated significant margin expansion. I think we’ve gotten out of the gate with a good start there. And if we look at what we’re thinking about the rest of the year, one of the items that we’re focused on is what do the incremental margins look like and our guide contemplates 30% incremental margins at a period where we’re continuing to make investments and a period of time where we don’t have the most optimal mix as we work on the deployment. So I think we feel good about where we’ve landed and we’re going to continue to be focused on productivity through the rest of the year. And we’re going to be focused on making sure that our discretionary costs remain tight.

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Yes. We’re not anywhere by no means satisfied yet with even where we are saying margins are going to be this year. Obviously, we’re going to continue to run hard to drive those up even more. But again, we feel it’s responsible, prudent guide at this point in time.

Andrew Alec Kaplowitz - Citigroup Inc., Research Division - MD and U.S. Industrial Sector Head

Very helpful guys. And then, Patrick, you talked a little bit about Europe and the U.S. in terms of regions, but I think China has been a bit of a drag on your performance in the past. It seems to look a little better in Q1. But what are you seeing out of that region in the near term or going forward?

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Yes. No, thanks for the question, Andy. It has been talked about a lot. And it really is an emerging bright spot for us because we absorbed some pretty challenging numbers there last year. And you know that on the long term bull on China, just given where they are in the overall investment cycle from a water standpoint. So orders in Q1 and revenue were both up high single digit and outperformed there. Really encouraged by the reopening across China and what’s happening from a GDP standpoint there. It really sets us up for a pretty strong year. I would say that we’re seeing a faster recovery in the industrial and commercial piece of the market there than we are utilities. But utilities based upon our bidding pipeline and backlog are set to recover in the second half. So that’s a further tailwind for us. And again, the funnel remains very healthy there. So encouraged by it. Still a long way to go, but we expect it to be a tailwind this year.

Operator

Thank you. This concludes the Q&A portion of today’s call. I would now like to turn the floor back over to Patrick Decker for any additional or closing remarks.

Patrick K. Decker - Xylem Inc. - President, CEO & Director

Well, again, thanks, everybody, for your continued interest and questions and the support. Look forward to catching up with you on our next earnings call. And I’m sure we’ll see many of you at various conferences between now and then. As always, stay safe. And I look forward to speaking to you again.

Operator

Thank you. This concludes today’s Xylem First Quarter 2023 Earnings Conference Call. Please disconnect your lines at this time, and have a wonderful day.

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MAY 04, 2023 / 1:00PM, XYL.N - Q1 2023 Xylem Inc. Earnings Call

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Additional Information and Where to Find It

In connection with the proposed transaction between Xylem Inc. (“Xylem”) and Evoqua Water Technologies Corp. (“Evoqua”), Xylem has filed with the SEC a registration statement on Form S-4 that includes a joint proxy statement of Xylem and Evoqua that also constitutes a prospectus of Xylem. The registration statement was declared effective on April 6, 2023 by the SEC. The definitive joint proxy statement/prospectus has been filed with the SEC on April 11, 2023 and has been mailed or otherwise disseminated to shareholders of Xylem and stockholders of Evoqua. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and shareholders will be able to obtain free copies of these document, and other documents containing important information about Xylem and Evoqua filed with the SEC through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Xylem will be available free of charge on Xylem’s website at www.xylem.com or by contacting Xylem’s Investor Relations Department by email at andrea.vanderberg@xylem.com or by phone at +1 (914) 260-8612. Copies of the documents filed with the SEC by Evoqua will be available free of charge on Evoqua’s internet website at www.evoqua.com or by contacting Evoqua Water Technologies Corp., 210 Sixth Avenue, Suite 3300, Pittsburgh, PA 15222, ATTN: General Counsel and Secretary.

Participants in the Solicitation

Xylem, Evoqua and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Xylem is set forth in Xylem’s proxy statement for its 2023 annual meeting of shareholders, which was filed with the SEC on April 3, 2023, and Xylem’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 24, 2023. Information about the directors and executive officers of Evoqua is set forth in its proxy statement for its 2023 annual meeting of stockholders, which was filed with the SEC on December 23, 2022, and Evoqua’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022, which was filed with the SEC on November 16, 2022. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are or will be contained in the definitive joint proxy statement/prospectus and other relevant materials filed with the SEC regarding the proposed transaction. Investors should read the definitive joint proxy statement/prospectus carefully before making any voting or investment decisions. You may obtain free copies of these documents from Xylem or Evoqua using the sources indicated above.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Generally, the words “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “contemplate,” “predict,” “forecast,” “likely,” “believe,” “target,” “will,” “could,” “would,” “should,” “potential,” “may” and similar expressions or their negative, may, but are not necessary to, identify forward-looking statements.

Such forward-looking statements, including those regarding the timing, consummation and anticipated benefits of the transaction described herein, involve risks and uncertainties. Xylem’s and Evoqua’s experience and results may differ materially from the experience and results anticipated in such statements. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions including, but are not limited to, the following factors: the risk that the conditions to the closing of the transaction are not satisfied, including the risk that required approvals of the transaction from the shareholders of Xylem or stockholders of Evoqua or from regulators are not obtained; litigation relating to the transaction; uncertainties as to the timing of the consummation of the transaction and the ability of each party to consummate the transaction; risks that the proposed transaction disrupts the current plans or operations of Xylem or Evoqua; the ability of Xylem and Evoqua to retain and hire key personnel; competitive responses to the proposed transaction; unexpected costs, charges or expenses resulting from the transaction; potential adverse reactions or changes to relationships with customers, suppliers, distributors and other business partners resulting from the announcement or completion of the transaction; the combined company’s ability to achieve the synergies expected from the transaction, as well as delays, challenges and expenses associated with integrating the combined company’s existing businesses; the impact of overall industry and general economic conditions, including inflation, interest rates and related monetary policy by governments in response to inflation; geopolitical events, including the war between Russia and Ukraine, and regulatory, economic and other risks associated therewith; and continued uncertainty around the ongoing impacts of the COVID-19 pandemic, as well as broader macroeconomic conditions. Other factors that might cause such a difference include those discussed in Xylem’s and Evoqua’s filings with the Securities and Exchange Commission (the “SEC”), which include their Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and in the definitive joint proxy statement/prospectus filed in connection with the proposed transaction. For more information, see the section entitled “Risk Factors” and the forward-looking statements disclosure contained in Xylem’s and Evoqua’s Annual Reports on Form 10-K and in other filings. The forward-looking statements included in this communication are made only as of the date hereof and, except as required by federal securities laws and rules and regulations of the SEC, Xylem and Evoqua undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.